082-03116

GREAT QUEST
METALS LTD.

09046937

SUPPL

August 20, 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on August 20, 2009. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

SEC
Mail Processing
Section

SEP - 1 2009

Washington, DC
100

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

DLW 9/11

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

August 20, 2009

Great Quest Reports Analyses on 26 Grab Samples from Outcrops of Phosphate Rock Average 24.50% P_2O_5

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce the results of a preliminary program of sampling and mapping within the 230 sq km Tin Hina phosphate concession in eastern Mali, West Africa. Great Quest holds an 88% interest in the company holding the concession.

During the program, 26 grab samples were taken from exposures of rock over a distance of 6,870 metres along the southeast and south side of a hill where a layer of phosphate rock occurs within a Middle Eocene sedimentary sequence. Results of the analyses of these samples ranged from 5.11 to 33.05% P_2O_5 and averaged 24.50% P_2O_5. The thickness of the zone of phosphate rock, where observed, ranges from 0.40 to 1.7 metres. The P_2O_5 occurs mainly in the mineral apatite.

The depth of the phosphate rock on the southeast side of the hill is approximately 8 metres. It is overlain from top to bottom by phosphate rock with laterite, phosphate with gravel, phosphate with laterite, phosphate with clay and finally pink clay and yellow sandstone. Assays from one pit along the section above the bed of phosphate rock returned values below 1% P_2O_5.

The next program will consist of a combination of RAB drilling and the digging of pits on a grid over the part of the hill north of the southern slope to define a NI 43-101 compliant resource.

The samples were prepared for analysis by ALS Chemex in Bamako, Mali and whole rock analyses were carried out by ALS Chemex in Vancouver, BC. Carl G. Verley (P.Geol), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

Investor Relations:
George Butterworth: 604-689-2882
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